U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 0-22512

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10Q [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: December 29, 2007

         [  ]      Transition Report on Form 10-K
         [  ]      Transition Report on Form 20-F
         [  ]      Transition Report on Form 11-K
         [  ]      Transition Report on Form 10-Q
         [  ]      Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:     N/A


                                     Part I
                             Registrant Information

Full Name of Registrant:            WEST MARINE, INC.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number): 500 Westridge Drive

City, state and zip code:                               Watsonville, CA  95076



                                     Part II
                             Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


                                    Part III
                                    Narrative

As previously reported on a current report on Form 8-K filed on March 10, 2007, the delay principally is due to management's continuing analysis of certain current and historical expense accruals, which cannot be completed in time for the filing of our annual report on Form 10-K for the year ended December 29, 2007 without unreasonable effort or expense. Management anticipates completing its analysis of certain expense accruals in the near term and filing its annual report on Form 10-K within 15 calendar days of the due date (Thursday, March 13, 2008).

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification:

             Thomas R. Moran                             (831) 728-2700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If the answer is no, identify report(s).

             [x] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [x] Yes    [  ] No

Management does not expect its continuing analysis of certain current and historical expense accruals to result in significant change to prior-year results, but cannot be certain until its analysis is complete.

However, as previously reported on a current report on Form 8-K filed on January 10, 2007, we concluded that goodwill carried on our balance sheet was impaired. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," requires us to annually test goodwill for impairment, or more frequently if evidence of possible impairment arises. As part of this testing, management compares fair value to the underlying carrying value of our net assets, including goodwill. In light of fourth quarter changes in cash flow expectations, market values of guideline companies and other factors used for impairment testing, West Marine re-tested goodwill and determined that the carrying amount of its net assets exceeded fair value. Accordingly, management expects that a non-cash impairment charge of approximately $56.9 million will be reflected in our fiscal year 2007 results.



                                WEST MARINE, INC.
                     ----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 10, 2008                    By: /s/ Thomas R. Moran
                                             ---------------------------------
                                             Thomas R. Moran
                                             Senior Vice President and
                                             Chief Financial Officer